

VIA FACSIMILE AND U.S. MAIL

February 22, 2008

Andrew A. Campbell
Senior Vice President and Chief Financial Officer
Pactiv Corporation
1900 West Field Court
Lake Forest, Illinois 60045

>   **RE: Pactiv Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2007,**
>   **June 30, 2007 and September 30, 2007**
>   **File No. 1-15157**

Dear Mr. Campbell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief